Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2016

WINKLEVOSS INSURANCE AGENCY, LLC **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2016

NET CAPITAL		
Member's equity	$	943,142
Deductions and/or charges:		
Non-allowable assets		2,764
Net capital before haircuts on securities positions		940,378
Haircuts and undue concentration		-
NET CAPITAL	$	940,378
AGGREGATE INDEBTEDNESS	$	158,607
MINIMUM DOLLAR NET CAPTIAL REQUIREMENT	$	5,000
MINIMUM NET CAPTIAL REQUIRED (6 2/3 % of A.I.)	$	10,574
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	929,804
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17%

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5 :
There were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of June 30, 2016.

See independent auditors' report